FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August 2005


                        Commission File Number 333-114196

                               AXTEL, S.A. DE C.V.
                 (Translation of Registrant's name into English)

                      Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
                              Col. Unidad San Pedro
                          San Pedro Garza Garcia, N.L.
                                Mexico, CP 66215
                               (52)(81) 8114-0000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X       Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___      No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

PART I FINANCIAL INFORMATION

         Forward Looking Statements

          Item 1. Condensed Consolidated Financial Statements (Unaudited)

                     Condensed Consolidated Balance Sheets as of
                       June 30, 2005 and December 31, 2004.....................1

                     Condensed Consolidated Statements of Operations for
                       the Three and Six Months Ended June 30, 2005 and 2004...2

                     Condensed Consolidated Statements of Changes in
                       Financial Position for the Three and Six Months
                       Ended June 30, 2005 and 2004 ...........................3

                     Condensed Consolidated Statement of Changes in
                       Stockholders' Equity as of June 30, 2005................4

                     Notes to Condensed Consolidated Financial Statements......5

          Item 2. Management's Discussion and Analysis of Financial Condition
               and Results of Operations......................................39

          Item 3. Quantitative and Qualitative Disclosures About Market
               Risk...........................................................48

PART II       OTHER INFORMATION

          Item 1. Legal Proceedings...........................................48

          Item 2. Changes in Securities and Use of Proceeds...................49

          Item 3. Defaults upon Senior Securities.............................49

          Item 4. Submission of Matters to a Vote of Security Holders.........49

          Item 5. Other Information...........................................49

          Item 6. Exhibits and Reports........................................49

          Signatures..........................................................50

     In this report, references to "$," "$U.S." or "Dollars" are to United States Dollars and references to "Ps." or "Pesos" are to Mexican Pesos. This report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Forward Looking Statements

     This report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

     o    ability to attract subscribers;

     o changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

     o our ability to manage, implement and monitor billing and operational support systems;

     o    an increase in churn, or subscriber cancellations;

     o    the control of us retained by certain of our stockholders;

     o changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

     o the effects of governmental regulation of the Mexican telecommunications industry;

     o    declining rates for long distance traffic;

     o    fluctuations in labor costs;

     o foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

     o the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

     o    the timing and occurrence of events which are beyond our control; and

     o    other factors described in this Form 6-K.

     Any forward-looking statements in this Form 6-K are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future develop-ments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

                         PART I - FINANCIAL INFORMATION

ITEM 1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS













                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES


              Quarterly Condensed Consolidated Financial Statements
                                  June 30, 2005

      (With comparative figures as of December 31, 2004 and June 30, 2004)

               (With Independent Auditors' Review Report Thereon)

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

                      Condensed Consolidated Balance Sheets

                       June 30, 2005 and December 31, 2004

        (Thousand pesos of constant purchasing power as of June 30, 2005)


                                                                                   (Unaudited)
                                                                                     June 30,         December 31,
                  Assets                                                               2005               2004
                                                                                  ---------------     ------------
Current assets:
   Cash and cash equivalents (includes $1,082,516 and $535,245 from
      temporary investments in 2005 and 2004, respectively)..............         $   1,106,082            559,780
   Accounts receivable, (net of allowance for doubtful accounts of
      $134,928 and $101,191 in 2005 and 2004, respectively)..............               611,787            512,512
   Refundable taxes and other accounts receivable........................               124,187             83,291
   Prepaid expenses (note 5).............................................                94,896            133,155
   Inventories...........................................................                61,426             58,815
                                                                                  ---------------     ------------
              Total current assets.......................................             1,998,378          1,347,553
Long-term accounts receivable............................................                19,355             19,960
Property, systems and equipment, net (note 6)............................             6,385,756          6,171,577
Telephone concession rights, net of accumulated amortization of $286,961
   and $261,162 in 2005 and 2004, respectively...........................               684,590            710,389
Pre-operating expenses, net..............................................               184,720            204,589
Deferred income taxes (note 11)..........................................                67,690            125,287
Other assets (note 7)....................................................               157,604            142,388
                                                                                  ---------------     ------------
           Total assets..................................................         $   9,498,093          8,721,743
                                                                                  ===============     ============
           Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable and accrued liabilities..............................         $     479,397            601,853
   Accrued interest......................................................                15,025             10,985
   Taxes payable.........................................................                34,424             41,143
   Short-term debt (note 8)..............................................               108,136            109,479
   Current maturities of long-term debt (note 9).........................                47,873             49,465
   Other accounts payable (note 10)......................................               214,247            202,607
   Derivative financial instruments (note 4).............................                42,700                944
                                                                                  ---------------     ------------
           Total current liabilities.....................................               941,802          1,016,476
Long-term debt, excluding current maturities (note 9)....................             2,750,958          2,045,873
Premium on bond issuance (note 9)........................................                54,589                  --
Other long-term accounts payable.........................................                 2,996              3,577
Seniority premiums.......................................................                 2,117              2,417
                                                                                  ---------------     ------------
           Total liabilities.............................................             3,752,462          3,068,343
Stockholders' equity (note 12):
   Common stock..........................................................             7,175,671          7,175,671
   Additional paid-in capital............................................               141,980            141,980
   Deficit...............................................................            (1,650,624)        (1,783,606)
   Cumulative deferred income tax effect.................................               119,657            119,657
   Change in the fair value of derivative instruments (note 4)...........               (41,053)              (302)
                                                                                  ---------------     ------------
           Total stockholders' equity....................................             5,745,631          5,653,400
Commitments and contingencies (note 13)
                                                                                  ---------------     ------------
           Total liabilities and stockholders' equity....................         $   9,498,093          8,721,743
                                                                                  ===============     ============

 The accompanying notes are an integral part of the consolidated financial statements.


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

                 Condensed Consolidated Statements of Operations

        (Thousand pesos of constant purchasing power as of June 30, 2005)


                                                                   Three months ended                Six months ended
                                                                        June 30,                         June 30,
                                                                      (Unaudited)                      (Unaudited)
                                                                  2005            2004             2005             2004
                                                               ------------    -----------      -----------     ------------
Rental, installation, service and other revenues.........       $1,200,133        935,746        2,321,388        1,842,527
                                                               ------------    -----------      -----------     ------------

Operating costs and expenses:
     Cost of sales and services..........................         (375,655)      (288,187)        (728,278)        (570,208)
     Selling and administrative expenses.................         (407,491)      (328,262)        (807,701)        (637,527)
     Depreciation and amortization.......................         (264,438)      (251,109)        (527,367)        (492,641)
                                                               ------------    -----------      -----------     ------------
                                                                (1,047,584)      (867,558)      (2,063,346)      (1,700,376)
                                                               ------------    -----------      -----------     ------------
         Operating income................................          152,549         68,188          258,042          142,151
Comprehensive financing result:
     Interest expense....................................          (88,126)       (66,402)        (184,758)        (136,241)
     Interest income.....................................            9,395          4,280           26,320            9,668
     Foreign exchange gain (loss), net...................           88,706        (41,680)          81,618          (30,420)
     Monetary position gain..............................            3,919          2,002           16,069           19,058
                                                               ------------    -----------      -----------     ------------

         Comprehensive financing result, net.............           13,894       (101,800)         (60,751)        (137,935)
                                                               ------------    -----------      -----------     ------------

Other income (expense), net..............................              554         (4,420)          (6,712)          10,415
                                                               ------------    -----------      -----------     ------------

         Income (loss) before income taxes...............          166,997        (38,032)         190,579           14,631
                                                               ------------    -----------      -----------     ------------

Deferred income tax (note 11)............................          (48,467)         8,678          (57,597)         (10,469)
                                                               ------------    -----------      -----------     ------------

         Net income (loss)...............................      $   118,530        (29,354)         132,982            4,162
                                                               ============    ===========      ===========

 The accompanying notes are an integral part of the consolidated financial statements.


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

       Condensed Consolidated Statements of Changes in Financial Position

        (Thousand pesos of constant purchasing power as of June 30, 2005)


                                                                                       Six months ended
                                                                                           June 30,
                                                                                          (Unaudited)
                                                                                    2005               2004
                                                                               ----------------    ---------------
Operating activities:
     Net income.........................................................       $       132,982             4,162
     Add charges (deduct credits) to operations not requiring
       (providing) resources:
            Depreciation................................................               471,607           441,386
            Amortization................................................                55,760            51,255
            Deferred income tax.........................................                57,597            10,469
                                                                               ----------------    ---------------

                Resources provided by the operations....................               717,946           507,272
     Net investment in operations.......................................              (217,263)          (93,997)
                                                                               ----------------    ---------------

               Resources provided by operating activities...............               500,683           413,275
                                                                               ----------------    ---------------
Financing activities:
     Proceeds from (payments of) loans and interest, net................               706,190          (100,052)
     Premium on bond issuance...........................................                54,589                --
     Other accounts payable.............................................                (4,066)            4,541
                                                                               ----------------    ---------------

                Resources provided by (used in) financing activities....               756,713           (95,511)
                                                                               ----------------    ---------------
Investing activities:
     Acquisition and construction of property, systems
         and equipment, net.............................................              (685,786)         (510,499)
     Pre-operating results..............................................                  (364)           (7,275)
     Other assets.......................................................               (24,944)          (16,389)
                                                                               ----------------    ---------------

                Resources used in investing activities..................              (711,094)         (534,163)
                                                                               ----------------    ---------------

                Increase (decrease) in cash and cash equivalents........               546,302          (216,399)

Cash and cash equivalents at beginning of period........................               559,780         1,078,749
                                                                               ----------------    ---------------
Cash and cash equivalents at end of period..............................       $     1,106,082           862,350
                                                                               ================    ===============

 The accompanying notes are an integral part of the consolidated financial statements.


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

       Condensed Consolidated Statement of Changes in Stockholders' Equity

        (Thousand pesos of constant purchasing power as of June 30, 2005)



                                                                                    Cumulative    Change in the
                                                     Additional                      deferred     fair value of        Total
                                                       paid-in                      income tax     derivative      stockholders'
                                     Common stock      capital        Deficit         effect       instruments        equity
                                     -------------   -----------     -----------   ------------   -------------    -------------
Balances as of December 31, 2004...  $   7,175,671      141,980      (1,783,606)      119,657            (302)        5,653,400
Comprehensive income...............             --           --         132,982            --         (40,751)           92,231
                                     -------------   -----------     -----------   ------------   -------------    -------------
Balances as of June 30, 2005
  (Unaudited)......................  $   7,175,671      141,980      (1,650,624)      119,657         (41,053)        5,745,631
                                     =============   ===========     ===========   ============   =============    =============

 The accompanying notes are an integral part of the consolidated financial statements.


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)



(1)  Organization and description of business

     Axtel, S.A. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company's activity, a concession is required (see note 13f). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

     The Company's capital structure has a Mexican majority share ownership with 59.5% of shares with voting rights owned by Telinor Telefonia, S. de R.L. de C.V., the remaining 40.5% is distributed among other entities.

     AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, fiber optic radio links and copper technology, which are used depending on the communication needs of the clients.

     The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

     o 60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $145,698 for the Company.

     o 112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $73,478 for the Company.

     o 50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $752,375 for a period of twenty years with an extension option.

          The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca, Leon, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez and Tijuana.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)

(2)  Financial statement presentation

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (MexGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of June 30, 2005, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

     The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

                                                        Inflation
                                             NCPI           %
                                          ----------    ---------
June 30, 2005.......................        415.642        0.97
December 31, 2004...................        411.648        5.47
June 30, 2004.......................        397.283        1.79

     The accompanying financial statements should be read in conjunction with Axtel's Annual Audited Financial Statements for the year ended December 31, 2004, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Mexico have been condensed or omitted. The Company's condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005.

     When reference is made to pesos or "$", it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to "U.S. dollar millions", the amounts in these notes are stated in thousand of constant Mexican pesos as of the balance sheet date.

     The consolidated financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

                                                           % ownership
                                                           -----------
Instalaciones y Contrataciones, S.A. de C.V. ...........      99.998%
Impulsora e Inmobiliaria Regional, S.A. de C.V. ........      99.998%
Servicios Axtel, S.A. de C.V. ..........................      99.998%

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


(3)  Accounting changes

     (a)  Business combinations

          In March, 2004, the Mexican Institute of Public Accountants issued the new Bulletin B-7 Business Combinations, which is mandatory beginning on January 1, 2005, although it allows early application. The Bulletin B-7 provides for certain rules to the accounting treatment of business acquisitions and investments in associated entities. The most relevant aspects included in Bulletin B-7 among others are: the adoption of the purchase method as a unique rule of accounting. In consequence, the use of the International Accounting Standard IAS-22, Business Combinations was eliminated; the accounting treatment of goodwill, eliminating its amortization and establishing certain rules of impairment; and specific rules in the acquisition of the minority interest, transferences of assets or exchange of stocks among entities under common control, and the accounting treatment of intangible assets recognized in a business combinations were established.

          The initial adoption of this Bulletin had no material effects neither on the financial position nor on the result of operations of the Company.

     (b)  Labor obligations

          The new Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998. The provisions of this Bulletin were effective immediately, except for those relating to payments upon termination of labor relationships, which are effective January 1, 2005.

          This Bulletin adds the issue of post-retirement benefit payments, to supersede Circular 50, "Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles, Relating to Labor Obligations." Also, this Bulletin eliminates the issue of unforseen payments, and replaces it with the one relating to "Payments Upon Termination of the Labor Relationship," defining them as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provisions of Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments," should be applied, and (ii) for reasons other than restructuring, which valuation and disclosure requirements are the same as those for pension and seniority premium payments, permitting that, upon adoption of the Bulletin, the transition asset or liability be immediately recognized in the results of operations or that it be amortized over the average remaining service life of employees.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)

(4)  Hedging

     On March 29, 2004, the Company entered into a derivative Cross Currency Swaps (CCS) transaction, denominated "Coupon Swap" agreement to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million 11% senior notes which mature in 2013. Under the CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S.$ 113.75 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at annual rate of 12.30%.

     On June 6, 2005, the Company entered into a new derivative CCS. The purpose of this agreement is to hedge the remaining portion of its U.S. dollar foreign exchange exposure. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S.$ 136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,480,356 (nominal value) at annual rate of 12.26%.

     Both of the CCS will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS match in interest payment dates and those conditions of the underlying debt, except that the underlying debt due on 2013. The Company does not enter into derivative instruments for any purpose other than cash-flow-hedging purposes.

     By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk exposure. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


     The CCS information is as follows:


     (Amounts in charts are expressed in millions, except exchange rates which are expressed in pesos)

                                                 Currencies                            Interest Rates
                                     ---------------------------------  --------------------------------------------
                                                            Notional
                                                             amount
                                                            (nominal        Axtel         Axtel         Estimated
                Maturity date          Notional amount       value)       receives         pays         fair value
              -------------------    -----------------   -------------  ------------   -----------   ---------------
              December 15, 2008       U.S.$ 113.75          $   1,270       11.00%        12.30%      U.S.$(2.4)
              December 15, 2008       U.S.$ 136.25          $   1,480       11.00%        12.26%      U.S.$(1.5)


     For the six-month period ended June 30, 2005, the change in net unrealized losses "mark to market" for derivatives designated as cash flow hedges was U.S. $(3.9) million. No hedge ineffectiveness on cash flow hedges was recognized during 2005.

     The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company's exposure to fluctuations in interest rates and foreign exchange rates.

(5)  Prepaid expenses

     Prepaid expenses consist of the following:


                                                           (Unaudited)
                                                             June 30,            December 31,
                                                              2005                  2004
                                                          ---------------       --------------
         Airspan Communications Limited...............    $       31,534              93,727
         Nortel Networks de Mexico....................             7,477               3,501
         Nortel Networks Limited......................            20,656               2,132
         Maxcom Telecomunicaciones....................             1,726                 293
         Other........................................            33,503              33,502
                                                          ---------------       --------------
                        Total prepaid expenses........    $       94,896             133,155
                                                          ===============       ==============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


(6)  Property, systems and equipment


         Property, systems and equipment are analyzed as follows:

                                                                (Unaudited)
                                                                  June 30,         December 31,
                                                                    2005               2004         Useful lives
                                                               --------------      -------------    ---------------
         Land..............................................    $      38,610             38,389
         Building..........................................          125,417            125,162       25 years
         Computer and electronic equipment.................        1,083,094          1,059,856        3 years
         Transportation equipment..........................           25,161             19,104        4 years
         Furniture and fixtures............................          104,461            100,731       10 years
         Network equipment.................................        7,484,690          6,725,957        6 to 28 years
         Leasehold improvements............................          168,161            152,538
         Construction in progress..........................        1,057,567          1,196,640
                                                               --------------      -------------
                                                                  10,087,161          9,418,377
         Less accumulated depreciation.....................        3,701,405          3,246,800
                                                               --------------      -------------
              Property, systems and equipment, net.........    $   6,385,756          6,171,577
                                                               ==============      =============


     As of June 31, 2005 the Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment aggregating $2,312.

(7)  Other assets

     Other assets consist of the following:


                                                                           (Unaudited)
                                                                             June 30,             December 31,
                                                                              2005                   2004
                                                                        ---------------           ------------
         Notes issuance costs...................................        $       89,214                71,363
         Telmex / Telnor infrastructure costs...................                56,448                56,448
         Guarantee deposits.....................................                21,957                19,055
         Other..................................................                14,095                12,629
                                                                               181,714               159,495
                                                                        ---------------           ------------
         Less accumulated amortization..........................                24,110                17,107
                                                                        ---------------           ------------
                  Other assets, net.............................        $      157,604               142,388
                                                                        ===============           ============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


(8)  Short-term debt

     Short term debt and its main characteristics are as follows:


                                                                             (Unaudited)
                                                                              June 30,         December 31,
                                                                                2005               2004
                                                                           ---------------     ------------

        Revolving line of credit with Banco Mercantil del Norte,
        S.A. (Banorte) used for letters of credit, denominated
        in U.S. dollars up to 360 days...........................          $      60,120           85,633

        Revolving line of credit with Banco Santander Serfin,
        S.A. used for letters of credit, denominated in U.S.
        dollars up to 180 days.  The interest rate is 7%.........                 42,486                --

        Revolving lines of credit with different institutions
        used for letters of credit denominated in U.S. dollars
        up to 360 days...........................................                  5,530           23,846
                                                                           ---------------     ------------
        Total short-term notes payable...............................      $     108,136          109,479
                                                                           ===============     ============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


(9)  Long-term debt

     Long-term debt and its main characteristics are as follows:


                                                                             (Unaudited)
                                                                              June 30,         December 31,
                                                                                2005               2004
                                                                           ---------------     -------------
        U.S. $250,000,000 in aggregate principal amount of 11% Senior
        Notes due 2013. Interest is payable semi-annually in arrears
        on June 15, and December 15 of each year.....................      $   2,710,700          1,990,467

        Promissory   Notes  with  Hewlett   Packard   Operations
        Mexico, S. de R.L. de C.V.  denominated in U.S. dollars,
        payable  in  12  quarterly   installments   maturing  in
        December 2007...........................................                  44,437             54,061

        Other   long-term    financing   with   several   credit
        institutions with interest rates fluctuating  between 6%
        and  9%  for  those  denominated  in  dollars  and  TIIE
        (Mexican  average  interbank  rate) plus six  percentage
        points for those denominated in pesos...................                  43,694             50,810
                                                                           ---------------     -------------
             Total long-term debt...............................               2,798,831          2,095,338

                      Less current maturities...................                  47,873             49,465
                                                                           ---------------     -------------
             Long-term debt, excluding current maturities...........           2,750,958          2,045,873
                                                                           ===============     =============


         Annual installments of long-term debt are as follows:

                    Year                           Amount
                    ----                           ------

June 2007...................................    $      29,007
June 2008...................................            9,324
June 2009...................................            1,927
Thereafter..................................        2,710,700
                                                -------------
                                                $   2,750,958
                                                =============

     During January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value. Thus, resulting in a reduction of the financial cost from 11.0% to 9.84%.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


     Each of the Company's consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.

     Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. As of June 30, 2005, the Company was in compliance with all of its covenants and obligations.

(10) Other accounts payable

     As of June 30, 2005 and December 31, 2004, other accounts payable consist of the following:


                                                  (Unaudited)
                                                    June 30,      December 31,
                                                      2005            2004
                                                  ------------    ------------
        Guarantee deposits (note 13a)..........   $    140,956        147,863
        Interest payable (note 13a)............         35,660         12,237
        Other..................................         37,631         22,507
                                                  ------------    ------------
                 Total other accounts payable..   $    214,247        202,607
                                                  ============    ============


(11) Income tax (IT), tax on assets (TA), employee statutory profit sharing
     (ESPS) and tax loss carryforwards

     The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

     In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from MexGAAP.

     The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

     In December 2004, the Mexican Congress approved changes to the Income Tax Law. Previously on January 1, 2002 a new Income Tax Law had been enacted which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. The primary change in December 2004 was a

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)

     further reduction in the income tax rates from the previously approved tax rate of 32% in 2005 to a new tax rate of 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes, were recalculated assuming a 30% tax rate for current assets and current liabilities; 29% and 28%, for assets and liabilities whose tax effects will be reversed after 2005. The effect of the reduction in the deferred income tax assets calculation for 2004 was $51,418.

     For the six months ended June 30, 2005 and 2004 (unaudited), deferred IT amounted to an expense of $57,597 and $10,469, respectively.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 are presented below:

                                                            December 31,
                                                                2004
                                                            --------------
     Deferred tax assets:
           Net operating loss carryforwards............     $     520,007
           Accounts receivable.........................            28,333
           Accrued liabilities.........................             4,078
           Tax on assets...............................            17,471
           Accrued vacations...........................             2,042
                                                            --------------
                    Total gross deferred tax assets....           571,931
              Less valuation allowance.................            19,125
                                                            --------------
                    Net deferred tax assets............           552,806
                                                            ==============

                                                            December 31,
                                                                2004
                                                            --------------
     Deferred tax liabilities:
              Property, systems and equipment..........           179,752
              Telephone concession rights..............           166,771
              Pre-operating expenses...................            58,286
              Other assets.............................             5,065
              Inventories..............................            17,645
                                                            --------------
                    Total deferred tax liabilities.....           427,519
                                                            --------------
                    Deferred tax assets, net...........     $     125,287
                                                            ==============

     The Company assesses realizability of deferred tax assets based on the existence of taxable temporary differences expected to reverse in the same periods as the realization of deductible temporary differences or in later periods in which the tax loss carryforwards can be applied and when, in the opinion of management, there will be enough future taxable income for the realization of such deductible temporary differences. However, the

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)

     amounts of realizable deferred tax assets could be reduced if the taxable income is lower. As of June 30, 2005 and December 31, 2004, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company. No deferred tax asset valuation allowance was established for AXTEL tax loss carryforwards, since, in the opinion of Company management, it is probable that there will be enough future taxable income to realize the net deferred tax assets.

     According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of December 31, 2004, the tax loss carryforwards expired as follows:

                                                   Inflation-
                                                adjusted tax loss   Recoverable
     Year                                         carryforwards          TA
     ------------------------------------       -----------------   -----------
     2009................................      $             599           --
     2010................................              1,186,380           --
     2011................................                225,542           --
     2012................................                444,117           --
     2013................................                    526        8,678
     2014................................                     --        8,792
                                               ------------------   -----------
                                               $       1,857,164       17,470
                                               ==================   ===========

(12) Stockholders' equity

     The main characteristics of stockholders' equity are described below:

     (a)  Common stock structures

          In the Extraordinary Shareholders Meeting held on September 8, 2004 the shareholders approved a proposal to increase the variable portion of the common stock of the Company in the amount in Mexican pesos equal to $3,096 through the issuance of 124,957,212 non-voting Series "N" shares which will represent 4.7% of the total issued common stock of the Company. These Series "N" stocks have not been issued.

          The Company common stock consists of 1,253,233,984 Series "A" shares, 888,152,627 Series "C" shares and 392,320,255 Series "N" shares. Series "A" and Series "C" shares have the right to vote, and Series "N" shares have no par value and no voting rights. Series "A" is restricted to Mexican individuals or corporations.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


     (b)  Stockholders' equity restrictions

          Stockholder contributions, restated as provided for in tax law, totaling of $7,227,377 may be refunded to stockholders tax-free.

          No dividends may be paid while the Company has a deficit. Some of the debt agreements mentioned in note 9 establish limitations on dividend payment.

(13) Commitments and contingencies

     As of June 30, 2005, the Company has the following commitments and contingencies:

     (a) On January 24, 2001 a contract was signed with Spectrasite Communications Mexico, S. de R.L. de C.V. (Spectrasite) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Spectrasite and, in turn, sell or lease them under an operating lease plan.

          On January 24, 2001, the Company received 13 million dollars from Spectrasite to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Spectrasite on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for $35,660, presenting it as other accounts payable in the balance sheet as of June 30, 2005.

          During 2002, Spectrasite Communications filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Spectrasite for unilateral rescission of the contract. As of June 30, 2005, the trial is at a stage where evidence is being shown.

     (b) On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S.$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and the Appeal Court on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet. On November

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


          12, 2004 Metronet requested constitutional review challenging such State Superior Court's decision. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a resolution. The State Superior Court of Appeals on July 7, 2005 ruled again in favor of the Company, releasing Axtel of any liability and responsibility, this resolution will take full effect until August 5, 2005, save and except if Metronet requests on or before such date a new constitutional review before the Mexican Federal Courts.

     (c) On December 23, 2003, LAIF X filed a demand for arbitration against the Company, Telinor, Blackstone Capital Partners Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners III, L.P. and Blackstone Family Investment Partnership III, L.P. (collectively the "Blackstone Entities") disputing the validity of the transfer of Series "A" shares held by Telinor to the Blackstone Entities, and the conversion of the series "A" shares into series "C" shares in connection with such transfer. LAIF X claims that such transfer and conversion were not authorized by the Company's bylaws or shareholder resolution, and that the Blackstone Entities' ownership of the Company's shares is therefore invalid. LAIF X also challenges the composition of the Company's Board of Directors. In addition to the declaratory relief, LAIF X's demand for Arbitration seeks unspecified damages and cost from the Company, Telinor and the Blackstone Entities.

     (d) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

     (e) In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $32,882 and to other service providers for $40,619.

     (f) The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications,
          (iv) filing monthly reports about disruptions, (v) filing the services' tariff, and (vi) providing a bond.

     (g) The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for six-month periods ended June 30, 2005 and 2004 was $172,016 and $123,321, respectively.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


          The annual payments under these leases as of June 30, 2005 are as follows:


                                                            Contracts in:
                                      ----------------------------------------------------------
                                                          U.S. Dollars               UDIS
                                           Pesos           (thousands)        (Investment units)
                                      --------------     ---------------      ------------------
     2005........................     $      46,627            5,366                  27,416
     2006........................            68,133            6,730                  54,833
     2007........................            61,290            5,721                  54,833
     2008........................            52,225            3,439                  54,833
     2009........................            44,269            2,774                  45,694
     Thereafter..................           244,953           11,600                      --
                                      --------------     ---------------      ------------------
                                      $     517,497           35,630                 237,609
                                      ==============     ===============      ==================


     (h) As of June 30, 2005, the Company has placed purchase orders which are pending delivery from suppliers for approximately $759,030.

     (i) On April 20, 2004 Axtel and Airspan entered into Amendment Agreement No. 2 to the Purchase and License Agreement of Fixed Wireless Access Equipment and the Technical Assistance Support Services Agreement, both dated March 20, 2004, by virtue of which the parties agreed to:
          (i) reduce the prices of (a) the Fixed Wireless Access Equipment (RSS customer premise equipment and the radio base station equipment) and
          (b) the Technical and Support Services for years 2004 and 2005; (ii) eliminate Axtel's obligation to provide a payment guarantee and modify its payments terms under such Agreements, (iii) improve the delivery times of the equipments; (iv) create a single unit of RSS (customer premise equipment) which will be sold at a lower price in comparison of the current RSS customer premise equipment; and (v) cancel Axtel's purchase commitments of years 2005, 2006 and 2007 established under previous Agreements and replace such commitments with two new commitments, one for U.S.$ 55.0 million to purchase Fixed Wireless Access Equipment commencing April 20, 2004 and ending on December 31st, 2005 and the second commitment for the amount of U.S.$ 10.0 million to purchase any Airspan product, commencing January 1st, 2006 and ending on May 1st, 2006. As of June 30, 2005 the Company has placed purchase orders totaling the agreed commitments.

     (j) On December 2004, the Company entered into a Purchase and License Agreement for FWA Equipment, by virtue of which the Company is committed to purchase equipment manufactured by Airspan for U.S. $38.7 millions, from December 2004 through December 2006.

          As of June 30, 2005, the Company has placed purchase orders totaling the agreed commitments.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


     (k) On July 20, 2004 Axtel, Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and related services (the "NGN PLA"). This NGN PLA contains standard commercial and legal terms. In this NGN PLA, Axtel has a purchase commitment to acquire from Nortel Networks the equipment and the software licenses required to have 100,000 lines in services by the end of the five (5) year term of such agreement. As of June 30, 2005, the Company has acquired the equipment and software licenses required to the have 41,704 lines in services.

(14) Differences between Mexican and United States accounting principles

     The consolidated financial statements of the Company are prepared according to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States of America (U.S. GAAP).

     The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican inflationary economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

     The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three month and six-month periods ended June 30, 2005 and 2004, and on stockholders' equity as of June 30, 2005 and December 31, 2004 are presented below, with an explanation of the adjustments.


                                                                     (Unaudited)                 (Unaudited)
                                                                 Three months ended            Six months ended
                                                                      June 30,                     June 30,
                                                                 2005           2004          2005          2004
                                                              -----------    -----------   ----------    ----------
   Net (loss) income reported under Mexican GAAP..........    $  118,530       (29,354)      132,982        4,162
                                                              -----------    -----------   ----------    ----------
   Approximated U.S. GAAP adjustments.....................
   1. Deferred income taxes (see 14a).....................        48,467        (8,678)       57,597       10,469
   2. Amortization of start-up costs (see 14c)............        10,119         9,438        20,233       18,854
   3. Start-up costs of the period (see 14c)..............          (364)       (6,447)         (364)      (7,275)
   4. Revenue recognition (see 14b).......................       (10,433)        1,795       (17,174)       4,796
   5. Allowance for post retirement benefits (see 14d)....            48            53           203          508
   6. Capitalized interest (see 14e)......................           (57)          (48)         (240)        (463)
                                                              -----------    -----------   ----------    ----------
   Total approximate U.S. GAAP adjustments................        47,780        (3,887)       60,255       26,889
                                                              -----------    -----------   ----------    ----------
   Approximate net income (loss) under U.S. GAAP..........    $  166,310       (33,241)      193,237       31,051



                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


                                                                                 (Unaudited)
                                                                                   June 30,          December 31,
                                                                                    2005                2004
                                                                                --------------      --------------
   Total stockholders' equity reported under Mexican GAAP..............         $   5,745,631         5,653,400
   Approximate U.S. GAAP adjustments...................................
   1. Deferred income taxes (see 14a)..................................               (67,690)          (125,287)
   2. Start-up costs (see 14c).........................................              (184,720)          (204,589)
   3. Revenue recognition (see 14b)....................................              (101,453)           (84,279)
   4. Allowance for post retirement benefits (see 14d).................               (20,959)           (21,162)
   5. Capitalized interest (see 14e)...................................                24,753             24,993
                                                                                --------------      --------------
   Total approximate U.S. GAAP adjustments.............................              (350,069)          (410,324)
                                                                                --------------      --------------
   Total approximate stockholders' equity under U.S. GAAP..............         $   5,395,562          5,243,076
                                                                                ==============      ==============


The term "SFAS" as used in this document refers to Statement of Financial Accounting Standards.

     (a) Deferred income taxes (IT) and employee's statutory profit sharing ("ESPS")

          For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company's pretax income and reported income tax expense is derived from domestic operations.

          For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

          For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 "Accounting for Income Taxes," which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences," by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


          The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2004 for U.S. GAAP are presented below:

                                                       December 31, 2004
                                                       -----------------
Deferred tax assets:
Net operating loss carryforwards....................    $     520,007
Accounts receivable.................................           28,333
Deferred revenues...................................           23,600
Seniority premium and allowance for post
     retirement benefits............................            6,600
Accrued vacations...................................            2,042
Accrued liabilities.................................            4,078
Tax on assets.......................................           17,471
                                                       -----------------

         Total gross deferred tax assets............          602,131
Less valuation allowance............................         (229,715)
                                                       -----------------

         Net deferred tax assets....................          372,416
                                                       -----------------
Deferred tax liabilities:
Property, systems and equipment ....................          188,000
Telephone concession rights.........................          166,771
Inventories.........................................           17,645
                                                       -----------------
     Total deferred tax liabilities.................          372,416
Net deferred tax liabilities under U.S. GAAP........               --
Less net deferred tax assets recognized
     under Mexican GAAP.............................          125,287
                                                       -----------------
U.S. GAAP adjustment to stockholders' equity........    $     125,287
                                                       =================

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company had not generated taxable income prior to 2002. A deferred tax asset valuation allowance of $229,715 as of December 31, 2004 was recorded for U.S. GAAP. This represents a decrease in the valuation allowance of $149,020 for the year ended December 31, 2004.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


     (b)  Revenue recognition

          On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

          a) there is persuasive evidence of an agreement;
          b) the delivery was made or the services rendered;
          c) the sales price to the purchaser is fixed or determinable; and
          d) collection is reasonable assured.

          Based on the provisions and interpretations of SAB 101, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above U.S. GAAP reconciliation.

     (c)  Start-up costs

          In April 1998, the AICPA issued Statement of Position 98-5, "Report of Start-up Costs" (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $20,233 and $18,854 for the six months period ended June 30, 2005 and 2004 as shown in the U.S. GAAP reconciliation, and has reduced stockholders' equity by $184,720 and $204,589 to write off the unamortized balance at June 30, 2005 and December 31, 2004. For U.S. GAAP purposes during the six months period ended June 30, 2004 the Company reversed $364 of capitalized amortization costs.

     (d)  Other employee benefits

          Severance

          For the year ended December 31, 2004 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, exclud-ing retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. The Company recognized an accrual amounting to $20,959 and $21,162 as of June 30, 2005 and December 31, 2004, respectively. As of June 30, 2005, the Company has not recognized this liability under Mexican GAAP.

     (e)  Capitalized interest

          Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

          The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

     (f)  Guaranteed debt

          On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million maturing on December 15, 2013. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

          During January 2005, the Company issued U.S. $75 million under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value thus resulting in a reduction of the financial cost from 11.0% to 9.84%.

          Each of the Company's consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several.

          Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial infor-

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)

          mation of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios have total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

          For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, "Axtel" corresponds to the parent company issuer. The second column, "Combined Guarantors", represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, "Adjustments and Eliminations", includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, "Axtel Consolidated", represents the Company's consolidated amounts as reported in the consolidated financial statements. Additionally, all amounts presented under the line item "Investments in subsidiaries" for both the balance sheet and the income statement are accounted for by the equity method.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


     The condensed consolidating financial information is as follows:


Condensed consolidating balance sheets:

(Unaudited)                                                          Combined      Adjustments and        Axtel
As of June 30, 2005                                 Axtel           Guarantors       Eliminations      Consolidated
--------------------------------------------     ------------       -----------    ----------------    ------------
Current assets..............................     $  2,007,427           110,346         (119,395)        1,998,378
Property, systems and equipment, net........        6,377,780             9,207           (1,231)        6,385,756
Deferred charges............................          931,813             5,187               --           937,000
Investment in subsidiaries..................           22,510                --          (22,510)               --
Other non-current assets....................          171,157             5,802               --           176,959
                                                 ------------       -----------    ----------------    ------------
     Total assets...........................     $  9,510,687           130,542         (143,136)        9,498,093
                                                 ============       ===========    ================    ============
Current liabilities.........................     $    956,513           104,684         (119,395)          941,802
Long-term debt..............................        2,750,958                --               --         2,750,958
Other non-current liabilities...............           57,585             2,117               --            59,702
                                                 ------------       -----------    ----------------    ------------
     Total liabilities......................        3,765,056           106,801         (119,395)        3,752,462
                                                 ------------       -----------    ----------------    ------------
Total stockholders equity...................        5,745,631            23,741          (23,741)        5,745,631
                                                 ------------       -----------    ----------------    ------------
Total liabilities and stockholders equity...     $  9,510,687           130,542         (143,136)        9,498,093
                                                 ============       ===========    ================    ============


                                                                     Combined      Adjustments and        Axtel
As of December 31, 2004                             Axtel           Guarantors       Eliminations      Consolidated
--------------------------------------------     ------------       -----------    ----------------    ------------
Current assets..............................     $  1,362,960           111,805         (127,212)        1,347,553
Property, systems and equipment, net........        6,163,391             9,507           (1,321)        6,171,577
Deferred charges............................        1,034,371             5,894               --         1,040,265
Investment in subsidiaries..................           24,441                --          (24,441)               --
Other non-current assets....................          158,339             4,009               --           162,348
                                                 ------------       -----------    ----------------    ------------
     Total assets...........................     $  8,743,502           131,215         (152,974)        8,721,743
                                                 ============       ===========    ================    ============
Current liabilities.........................     $  1,040,652           103,036         (127,212)        1,016,476
Long-term debt..............................        2,045,873                --               --         2,045,873
Other non-current liabilities...............            3,577             2,417               --             5,994
                                                 ------------       -----------    ----------------    ------------
     Total liabilities......................        3,090,102           105,453         (127,212)        3,068,343
                                                 ------------       -----------    ----------------    ------------
Total stockholders equity...................        5,653,400            25,762          (25,762)        5,653,400
                                                 ------------       -----------    ----------------    ------------
Total liabilities and stockholders equity...     $  8,743,502           131,215         (152,974)        8,721,743
                                                 ============       ===========    ================    ============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)



Condensed consolidating income statements:

(Unaudited)                                                           Combined      Adjustments and        Axtel
For the three-month period ended June 30, 2005        Axtel          Guarantors       Eliminations     Consolidated
--------------------------------------------       ------------      -----------    ----------------   ------------
Rental, installation, service and other            $  1,200,133           242,198         (242,198)       1,200,133
revenues....................................
Costs of sales and services.................           (375,655)               --               --         (375,655)
Selling and administrative expenses.........           (407,927)         (241,762)         242,198         (407,491)
Depreciation and amortization...............           (264,326)             (112)              --         (264,438)
Operating income (loss).....................            152,225               324               --          152,549
Comprehensive financing result, net.........             14,003              (457)             348           13,894
Other (expenses) income, net................                 60               842             (348)             554
Income tax..................................            (48,469)                2               --          (48,467)
Investment in subsidiaries..................                711                --             (711)              --
                                                   ------------      ------------    --------------    -------------
Net income (loss)...........................       $    118,530               711             (711)         118,530
                                                   ============      ============    ==============    =============

(Unaudited)                                                           Combined      Adjustments and        Axtel
For the three-month period ended June 30, 2004        Axtel          Guarantors       Eliminations     Consolidated
--------------------------------------------       ------------      -----------    ----------------   ------------
Rental, installation, service and other            $    935,746           236,786         (236,786)         935,746
revenues....................................
Costs of sales and services.................           (288,187)               --               --         (288,187)
Selling and administrative expenses.........           (328,272)         (236,776)         236,786         (328,262)
Depreciation and amortization...............           (250,597)             (512)              --         (251,109)
Operating income............................             68,690              (502)              --           68,188
Comprehensive financing result, net.........           (101,675)             (434)             309         (101,800)
Other income (expenses), net................             (4,438)              327             (309)          (4,420)
Income tax..................................              8,624                54               --            8,678
Investment in subsidiaries..................               (555)               --              555               --
                                                   ------------      ------------    --------------    -------------
Net income (loss)...........................       $    (29,354)             (555)             555          (29,354)
                                                   ============      ============    ==============    =============


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)




(Unaudited)                                                           Combined      Adjustments and        Axtel
For the six-month period ended June 30, 2005          Axtel          Guarantors       Eliminations     Consolidated
--------------------------------------------       ------------      -------------  ----------------   -------------
Rental, installation, service and other            $  2,321,388           467,949         (467,949)       2,321,388
revenues....................................
Costs of sales and services.................           (728,278)               --               --         (728,278)
Selling and administrative expenses.........           (806,726)         (468,924)         467,949         (807,701)
Depreciation and amortization...............           (527,139)             (228)              --         (527,367)
Operating income............................            259,245            (1,203)              --          258,042
Comprehensive financing result, net.........            (60,504)             (929)             682          (60,751)
Other (expenses) income, net................             (6,938)              908             (682)          (6,712)
Income tax..................................            (56,890)             (707)              --          (57,597)
Investment in subsidiaries..................             (1,931)               --             (711)              --
                                                   ------------      -------------  ----------------   -------------
Net income (loss)...........................       $    132,982            (1,931)           1,931          132,982
                                                   ============      =============  ================   =============

(Unaudited)                                                           Combined      Adjustments and        Axtel
For the six-month period ended June 30, 2004          Axtel          Guarantors       Eliminations     Consolidated
--------------------------------------------       ------------      -------------  ----------------   -------------
Rental, installation, service and other            $  1,842,527           451,788         (451,788)       1,842,527
revenues....................................
Costs of sales and services.................           (570,208)               --               --         (570,208)
Selling and administrative expenses.........           (638,021)         (451,294)         451,788         (637,527)
Depreciation and amortization...............           (492,018)             (623)              --         (492,641)
Operating (loss) income.....................            142,280              (129)              --          142,151
Comprehensive financing result, net.........           (137,579)             (949)             593         (137,935)
Other income (expenses), net................             10,083               925             (593)          10,415
Income tax..................................             (9,771)             (698)              --          (10,469)
Investment in subsidiaries..................               (851)               --              851               --
                                                   ------------      -------------  ----------------   -------------
Net income (loss)...........................       $      4,162              (851)             851            4,162
                                                   ============      =============  ================   =============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


Condensed consolidating statements of changes in financial position:


                                                                                          Adjustments
(Unaudited)                                                                 Combined          and           Axtel
For the six-month period ended June 30, 2005                   Axtel       Guarantors    Eliminations   Consolidated
-------------------------------------------------------      ----------    ----------    ------------   ------------
Operating activities:
   Net income (loss)...................................      $  132,982        (1,931)         1,931         132,982
   Non-cash items......................................         585,960           935         (1,931)        584,964
                                                             ----------    ----------    ------------   ------------
      Resources provided by (used in) operations.......         718,942          (996)            --         717,946
   Net (investment in) financing from operations.......        (220,990)        4,091           (364)       (217,263)
                                                             ----------    ----------    ------------   ------------
      Resources provided by (used in) operations, net..         497,952         3,095           (364)        500,683
                                                             ----------    ----------    ------------   ------------
Financing activities:
   Proceeds from (loans payments), net.................         706,190          (364)           364         706,190
   Others..............................................          50,523            --             --          50,523
                                                             ----------    ----------    ------------   ------------
      Resources provided by (used in) financing
      activities.......................................        756,713          (364)           364         756,713
Investing activities:
   Acquisition and construction of property, systems and
      equipment, net...................................        (685,768)          (18)            --        (685,786)
   Other assets........................................         (23,515)       (1,793)            --         (25,308)
                                                             ----------    ----------    ------------   ------------
      Resources used in investing activities...........        (709,283)       (1,811)            --        (711,094)
                                                             ----------    ----------    ------------   ------------
Increase in cash and equivalents.......................         545,382           920             --         546,302
Cash and equivalents at the beginning of the period....         557,751         2,029             --         559,780
                                                             ----------    ----------    ------------   ------------
Cash and equivalents at the end of the period..........      $1,103,133         2,949             --       1,106,082
                                                             ==========    ==========    ============   ============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)




                                                                                         Adjustments
(Unaudited)                                                                  Combined        and           Axtel
For the six-month period ended June 30, 2004                    Axtel       Guarantors   Eliminations   Consolidated
---------------------------------------------------------     -----------   ----------   ------------   ------------
Operating activities:
   Net income (loss)...................................       $    4,162         (851)           851          4,162
   Non-cash items......................................          502,641        1,320           (851)       503,110
                                                              -----------   ----------   ------------   ------------
      Resources provided by operations.................          506,803          469             --        507,272
   Net (investment in) financing from operations.......          (94,164)         736           (569)       (93,997)
                                                              -----------   ----------   ------------   ------------
      Resources provided by (used in) operations, net..          412,639        1,205           (569)       413,275
                                                              -----------   ----------   ------------   ------------
Financing activities:
   Loans payments, net.................................         (100,052)        (569)           569       (100,052)
   Others..............................................            4,541           --             --          4,541
                                                              -----------   ----------   ------------   ------------
      Resources (used in) provided by financing activities       (95,511)        (569)           569        (95,511)
                                                              -----------   ----------   ------------   ------------
Investing activities:
   Acquisition and construction of property, systems and
      equipment, net...................................         (510,094)        (405)            --       (510,499)
   Other assets........................................          (23,667)           3             --        (23,664)
                                                              -----------   ----------   ------------   ------------
        Resources used in investing activities.........         (533,761)        (402)            --       (534,163)
                                                              -----------   ----------   ------------   ------------
Increase (decrease) in cash and equivalents............         (216,633)         234             --       (216,399)
Cash and equivalents at the beginning of the period....        1,078,265          484             --      1,078,749
                                                              -----------   ----------   ------------   ------------
Cash and equivalents at the end of the period..........       $  861,632          718             --        862,350
                                                              ===========   ==========   ============   ============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


The tables below present combined balance sheets as of June 30, 2005 and December 31, 2004, income statements for each of the three-month and the six-month periods ended June 30, 2005 and June 30, 2004, and statements of changes in financial position for each of the six-month periods ended June 30, 2005 and June 30, 2004 for the Guarantors. Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined Guarantors" column.

The amounts presented in the column "Combined Guarantors" are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors' Combined Balance Sheets:


(Unaudited)
As of June 30, 2005                                                                        Adjustments
                                                                                               and            Combined
                                                   Icosa      Inmobiliaria    Servicios    Eliminations      Guarantors
                                               -----------    ------------    ---------    ------------      ----------

                   Assets
Cash and cash equivalents...................   $       759             12         2,178        -                2,949
Accounts receivable.........................            33        -                 217        -                  250
Related parties receivables.................         7,476        -              82,741           (12)         90,205
Refundable taxes and other accounts
   receivable...............................         1,645          1,193        14,104        -               16,942
                                               -----------    ------------    ---------    ------------      ----------
   Total current assets.....................         9,913          1,205        99,240           (12)        110,346
                                               -----------    ------------    ---------    ------------      ----------
Property, systems and equipment, net........       -                9,207       -              -                9,207
Deferred income taxes.......................             8        -               5,421          (242)          5,187
Other.......................................         1,138        -               4,664        -                5,802
                                               -----------    ------------    ---------    ------------      ----------
   Total non current assets.................         1,146          9,207        10,085          (242)         20,196
                                               -----------    ------------    ---------    ------------      ----------
Total assets...............................    $    11,059         10,412       109,325          (254)        130,542
                                               ===========    ============    =========    ============      ==========
Liabilities and Stockholders Equity
Account payable and accrued liabilities.....   $       181        -              12,264        -               12,445
Taxes payable...............................         4,543        -              41,957        -               46,500
Related parties payables....................       -                8,311            12           (12)          8,311
Other accounts payable......................         2,375        -              35,053        -               37,428
                                               -----------    ------------    ---------    ------------      ----------
   Total current liabilities................         7,099          8,311        89,286           (12)        104,684
                                               -----------    ------------    ---------    ------------      ----------
Deferred income tax.........................       -                  242       -                (242)        -
Others......................................           292        -               1,825        -                2,117
   Total liabilities........................         7,391          8,553        91,111          (254)        106,801
Stockholders' equity........................         3,747          1,725        20,200        -               25,672
Net (loss) income...........................          (79)            134       (1,986)        -              (1,931)
                                               -----------    ------------    ---------    ------------      ----------
Total stockholders equity...................         3,668          1,859        18,214        -               23,741
                                               -----------    ------------    ---------    ------------      ----------
Total liabilities and stockholders equity...   $    11,059         10,412       109,325          (254)        130,542
                                               ===========    ============    =========    ============      ==========


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)




As of December 31, 2004                                                                    Adjustments
                                                                                               and           Combined
                                                   Icosa      Inmobiliaria    Servicios    Eliminations      Guarantors
                                               -----------    ------------    ---------    ------------      ----------
                   Assets
Cash and cash equivalent....................    $    594               12         1,423        -                2,029
Related parties receivables.................       7,414          -              88,957       (4)              96,367
Refundable taxes and other accounts
   receivable...............................       1,340            1,205        10,864        -               13,409
                                               -----------    ------------    ---------    ------------      ----------
     Total current assets...................       9,348            1,217       101,244       (4)             111,805
                                               -----------    ------------    ---------    ------------      ----------
Property, systems and equipment, net........           -            9,507       -              -                9,507
Deferred income taxes.......................           9          -               6,119      (234)              5,894
Other.......................................         811          -               3,198        -                4,009
                                               -----------    ------------    ---------    ------------      ----------
     Total non current assets...............         820            9,507         9,317      (234)             19,410
                                               -----------    ------------    ---------    ------------      ----------
     Total assets...........................    $ 10,168           10,724       110,561      (238)            131,215
                                               ===========    ============    =========    ============      ==========
Liabilities and stockholders' equity
Account payable and accrued liabilities.....    $    164          -              18,356        -               18,520
Taxes payable...............................       4,770          -              51,219        -               55,989
Related parties payables....................           4            8,675       -              (4)              8,675
Other accounts payable......................       1,077          -              18,775        -               19,852
                                               -----------    ------------    ---------    ------------      ----------
     Total current liabilities..............       6,015            8,675        88,350        (4)            103,036
                                               -----------    ------------    ---------    ------------      ----------
Deferred income tax.........................           -              234       -            (234)             -
Others......................................         406          -               2,011        -                2,417
                                               -----------    ------------    ---------    ------------      ----------
     Total liabilities......................       6,421            8,909        90,361      (238)            105,453
                                               -----------    ------------    ---------    ------------      ----------
Stockholders' equity........................       4,942            1,403        30,014        -               36,359
Net (loss) income...........................      (1,195)             412       (9,814)        -              (10,597)
                                               -----------    ------------    ---------    ------------      ----------
Total stockholders equity...................       3,747            1,815        20,200        -               25,762
                                               -----------    ------------    ---------    ------------      ----------
Total liabilities and stockholders equity...    $ 10,168           10,724       110,561       (238)           131,215
                                               ===========    ============    =========    ============      ==========


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


Guarantors' Combined Income Statements:


(Unaudited)                                                                               Adjustments
For the three-months period ended                                                             and         Combined
June 30, 2005                                    Icosa      Inmobiliaria    Servicios    Eliminations    Guarantors
--------------------------------------------    ----------  -------------   -----------  ------------    ------------
Rental and service revenues.................    $   24,197            480       217,521        -              242,198
Administrative expenses.....................      (24,197)        -           (217,565)        -            (241,762)
Depreciation and amortization...............       -                (105)           (7)        -                (112)
                                                ----------  -------------   -----------  ------------    ------------
   Operating  income (loss).................       -                  375          (51)        -                  324
                                                ----------  -------------   -----------  ------------    ------------
Comprehensive financing result, net.........          (20)          (332)         (105)        -                (457)
                                                ----------  -------------   -----------  ------------    ------------
Other income, net...........................             1        -                 841        -                  842
                                                ----------  -------------   -----------  ------------    ------------
   (Loss) income before income taxes and
      employee statutory profit sharing.....          (19)             43           685        -                  709
                                                ----------  -------------   -----------  ------------    ------------
   Total income tax and employee statutory
      profit sharing benefit................          (10)            (7)            19        -                    2
                                                ----------  -------------   -----------  ------------    ------------
        Net (loss) income...................    $     (29)             36           704        -                  711
                                                ==========  =============   ===========  ============    ============

(Unaudited)                                                                               Adjustments
For the three-months period ended                                                             and         Combined
June 30, 2004                                    Icosa      Inmobiliaria    Servicios    Eliminations    Guarantors
--------------------------------------------    ----------  -------------   -----------  ------------    ------------
Rental and service revenues.................    $   16,557            501       219,727        -              236,786
Administrative expenses.....................      (16,557)        -           (220,219)        -            (236,776)
Depreciation and amortization...............       -                (110)         (402)        -                (512)
                                                ----------  -------------   -----------  ------------    ------------
   Operating  income (loss).................       -                  392         (894)        -                (502)
                                                ----------  -------------   -----------  ------------    ------------
Comprehensive financing result, net.........          (28)          (292)         (114)        -                (434)
                                                ----------  -------------   -----------  ------------    ------------
Other income, net...........................          (10)        -                 337        -                  327
                                                ----------  -------------   -----------  ------------    ------------
   (Loss) income before income taxes and
      employee statutory profit sharing.....          (38)            100         (671)        -                (609)
                                                ----------  -------------   -----------  ------------    ------------
   Total income tax and employee statutory
      profit sharing benefit................           (5)            (4)            63        -                   54
                                                ----------  -------------   -----------  ------------    ------------
        Net (loss) income...................    $     (43)             96         (608)             0           (555)
                                                ==========  =============   ===========  ============    ============



                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)



(Unaudited)                                                                               Adjustments
For the six-months period ended                                                               and         Combined
June 30, 2005                                    Icosa      Inmobiliaria    Servicios    Eliminations    Guarantors
--------------------------------------------    ----------  -------------   -----------  ------------    ------------
Rental and service revenues.............        $   47,800            963     419,186          -              467,949
Administrative expenses.................          (47,800)        -          (421,124)         -            (468,924)
Depreciation and amortization...........          -                 (210)         (18)         -                (228)
                                                ----------  -------------   -----------  ------------    ------------
   Operating  income (loss).............          -                   753      (1,956)         -              (1,203)
                                                ----------  -------------   -----------  ------------    ------------
Comprehensive financing result, net.....              (81)          (611)        (237)         -                (929)
                                                ----------  -------------   -----------  ------------    ------------
Other income, net.......................                 3        -               905          -                  908
                                                ----------  -------------   -----------  ------------    ------------
   (Loss) income before income taxes and
      employee statutory profit sharing.              (78)            142      (1,288)         -              (1,224)
                                                ----------  -------------   -----------  ------------    ------------
   Total income tax and employee statutory
      profit sharing benefit............               (1)            (8)        (698)         -                (707)
                                                ----------  -------------   -----------  ------------    ------------
        Net (loss) income...............        $     (79)            134      (1,986)         -              (1,931)
                                                ==========  =============   ===========  ============    ============

(Unaudited)                                                                               Adjustments
For the six-months period ended                                                               and         Combined
June 30, 2004                                    Icosa      Inmobiliaria    Servicios    Eliminations    Guarantors
--------------------------------------------    ----------  -------------   -----------  ------------    ------------
Rental and service revenues.............        $  30,012          1,009      420,767          -           451,788
Administrative expenses.................          (30,012)        -          (421,282)         -          (451,294)
Depreciation and amortization...........           -                (221)        (402)         -              (623)
                                                ----------  -------------   -----------  ------------    ------------
   Operating  income....................                 -            788        (917)         -              (129)
                                                ----------  -------------   -----------  ------------    ------------
Comprehensive financing result, net.....              (96)          (454)        (399)         -              (949)
                                                ----------  -------------   -----------  ------------    ------------
Other expenses, net.....................               (3)        -               928          -               925
                                                ----------  -------------   -----------  ------------    ------------
   (Loss) income before income taxes and
      employee statutory profit sharing.              (99)            334        (388)         -              (153)
                                                ----------  -------------   -----------  ------------    ------------
   Total income tax and employee statutory
      profit sharing benefit............               (2)             55        (751)         -              (698)
                                                ----------  -------------   -----------  ------------    ------------
        Net (loss) income...............        $     (101)           389      (1,139)         -              (851)
                                                ==========  =============   ===========  ============    ============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)


Guarantors' Combined Statements of Changes in Financial Position:


(Unaudited)                                                                               Adjustments
For the six-months period ended                                                               and         Combined
June 30, 2005                                    Icosa      Inmobiliaria    Servicios    Eliminations    Guarantors
--------------------------------------------    ----------  -------------   -----------  ------------    ------------
Operating activities:
   Net (loss) income........................   $   (79)          134          (1,986)          -            (1,931)
   Non-cash items...........................         1           218             716           -               935
                                                ----------  -------------   -----------  ------------    ------------
      Resources (used in) provided by
         operations.........................       (78)          352          (1,270)          -              (996)
      Net financing from operations                569            12           3,510           -             4,091
                                                ----------  -------------   -----------  ------------    ------------
      Resources provided by operations,
         net................................       491           364           2,240           -             3,095
                                                ----------  -------------   -----------  ------------    ------------
Financing activities:
   Loans payment, net.......................         -          (364)              -           -              (364)
                                                ----------  -------------   -----------  ------------    ------------
Resources used in financing activities......         -          (364)              -           -              (364)
                                                ----------  -------------   -----------  ------------    ------------
Investing activities:
   Property, system and equipment, net......         -             -             (18)          -               (18)
   Other assets.............................      (326)            -          (1,467)          -            (1,793)
                                                ----------  -------------   -----------  ------------    ------------
        Resources used in investing
           activities.......................      (326)            -          (1,485)          -            (1,811)
                                                ----------  -------------   -----------  ------------    ------------
Increase in cash and equivalents............       165             -             755           -               920
Cash and equivalents at the beginning
   of the period............................       594            12           1,423           -             2,029
                                                ----------  -------------   -----------  ------------    ------------
Cash and equivalents at the end
    of the period...........................      $759            12           2,178           -             2,949
                                                ==========  =============   ===========  ============    ============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)



(Unaudited)                                                                              Adjustments
For the six-months period ended June 30,                                                     and         Combined
2004                                              Icosa     Inmobiliaria     Servicios   Eliminations    Guarantors
--------------------------------------------    ----------  -------------   -----------  ------------    ------------
 Operating activities:

   Net (loss) income........................     $(101)           389          (1,139)         -              (851)
   Non-cash items...........................        (2)           165           1,153          -             1,320
                                                ----------  -------------   -----------  ------------    ------------
      Resources (used in) provided by
         operations.........................       (99)           554              14          -               469
      Financing from operations, net........        13             15             708          -               736
                                                ----------  -------------   -----------  ------------    ------------
      Resources provided by (used in)
         operations, net....................       (86)           569             722          -             1,205
                                                ----------  -------------   -----------  ------------    ------------
Financing activities:
   Loans payment, net.......................         -           (569)              -          -              (569)
                                                ----------  -------------   -----------  ------------    ------------
Resources used in financing activities......         -           (569)              -          -              (569)
                                                ----------  -------------   -----------  ------------    ------------
Investing activities:
   Property, system and equipment, net......         -              -            (405)         -              (405)
   Other assets.............................         3              -               -          -                 3
                                                ----------  -------------   -----------  ------------    ------------
        Resources provided by (used in)
           investing activities.............         3              -            (405)         -              (402)
                                                ----------  -------------   -----------  ------------    ------------
(Decrease) Increase in cash and
      equivalents...........................       (83)             -             317          -               234
Cash and equivalents at the beginning
   of the period............................       169             14             301          -               484
                                                ----------  -------------   -----------  ------------    ------------
Cash and equivalents at the end
   of the period............................     $  86             14             618          -               718
                                                ==========  =============   ===========  ============    ============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)



Guarantors - U.S. GAAP reconciliation of net income and stockholders' equity:

As discussed at the beginning of this note 14, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net loss for the three-month and the six-month periods ended June 30, 2005 and 2004 and on the stockholders' equity as of June 30, 2005 and December 31, 2004 is presented below, with an explanation of the adjustments.


                                                                       (Unaudited)
                                                                    three-month period
                                                                      ended June 30
                                                                 2005               2004
                                                              -------------    -------------
Net income (loss) reported under Mexican GAAP............     $      711             (555)
                                                              -------------    -------------
Approximate U.S. GAAP adjustments
     1. Deferred income taxes (A)........................             (2)             (54)
     2. Allowance for post retirement benefits (B).......             48               53
                                                              -------------    -------------
Total approximate U.S. GAAP adjustments..................             46               (1)
                                                              -------------    -------------
Approximate net income (loss) income under U.S. GAAP.....     $      757             (556)
                                                              =============    =============


                                                                       (Unaudited)
                                                                     six-month period
                                                                      ended June 30
                                                                 2005               2004
                                                              -------------    -------------
Net (loss) reported under Mexican GAAP...................     $   (1,931)            (851)
                                                              -------------    -------------
Approximate U.S. GAAP adjustments
     1. Deferred income taxes (A)........................            707              698
     2. Allowance for post retirement benefits (B).......            203              508
                                                              -------------    -------------
Total approximate U.S. GAAP adjustments..................            910            1,206
                                                              -------------    -------------
Approximate net (loss) income under U.S. GAAP............     $   (1,021)             355
                                                              =============    =============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

        (Thousand pesos of constant purchasing power as of June 30, 2005)




                                                                    Unaudited
                                                                    Six-month
                                                                  period ended        Year ended
                                                                     June 30          December 31
                                                                      2005               2004
                                                                  --------------     -------------
Total stockholders' equity reported under Mexican GAAP........     $     23,741           25,762
                                                                  --------------     -------------
Approximate U.S. GAAP adjustments
     1. Deferred income taxes (A).............................           (5,187)          (5,894)
     2. Allowance for post retirement benefits (B)............          (20,959)         (21,162)
                                                                  --------------     -------------
Total approximate U.S. GAAP adjustments.......................          (26,146)         (27,056)
                                                                  --------------     -------------
Total approximate stockholders' deficit under U.S. GAAP.......     $     (2,405)          (1,294)
                                                                  ==============     =============


Guarantors-Notes to the U.S. GAAP reconciliation

A. Deferred income taxes

Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, as of June 30, 2005 and December 31, 2004, represented expenses of $5,187 and $5,894, respectively.

B. Other employee benefits Severance

For the year ended December 31, 2004 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the six-month periods ended June 30, 2005 and 2004 the Company recorded an increase in net income of $203 and $508, respectively, and recognized a liability amounting to $20,959 and $21,162 as of June 30, 2005 and December 31, 2004, respectively. As of June 30, 2005 the Company has not recognized this liability under Mexican GAAP.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return of our investment in infrastructure, We believe and have found that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, allowing us to maintain our controlled churn rate.

Revenues

     We derive our revenues from:

     o Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged an initial fee for activating the service, a flat monthly fee for basic service, a per call fee ("measured service") and a per minute usage fee for calls completed on a cellular line ("calling party pays calls").

     o Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers' completed calls.

     o Other services. We generate revenues by providing other services to our customers, which include internet, data, interconnection and dedicated private line service, as well as value-added services such as caller ID, call waiting, call forwarding and voicemail.

     The following summarizes our revenues and percentage of revenues from operations from these sources:


                                            Revenues (Constant Ps.
                                               in millions as of                    % of Revenues
                                                June 30, 2005)                  Six-month period ended
                                        Six-month period ended June 30,                June 30,
                                  -------------------------------------------  -----------------------
            Revenue Source             2005           2004       % of Change     2005          2004
      ------------------------    -------------   ------------   ------------  ---------   -----------
      Local calling services..       Ps1,647.1    Ps. 1,300.1         26.7%       71.0%        70.6%
      Long distance services..           213.1          183.0         16.4%        9.2%         9.9%
      Other services..........           461.2          359.4         28.3%       19.9%        19.5%
                                  -------------   ------------   ------------  ---------   -----------
      Total...................     Ps. 2,321.4    Ps. 1,842.5         26.0%      100.0%       100.0%
                                  =============   ============   ============  =========   ===========

                                            Revenues (Constant Ps.
                                               in millions as of                    % of Revenues
                                                June 30, 2005)                 three-month period ended
                                       Three-month period ended June 30,               June 30,
                                  -------------------------------------------  -----------------------
            Revenue Source             2005           2004       % of Change     2005          2004
      ------------------------    -------------   ------------   ------------  ---------   -----------
      Local calling services..       Ps. 859.5      Ps. 669.8         28.3%       71.6%        71.6%
      Long distance services..           112.0           93.5         19.9%        9.3%        10.0%
      Other services..........           228.6          172.5         32.5%       19.0%        18.4%
                                  -------------   ------------   ------------  ---------   -----------
      Total...................     Ps. 1,200.1      Ps. 935.7         28.3%      100.0%       100.0%
                                  =============   ============   ============  =========   ===========


Cost of Revenues and Operating Expenses

     Our costs are categorized as follows:

     o Cost of revenues include expenses related to the termination of our customers' cellular and long distance calls in other carriers' networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

     o Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

     o Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Six Months Ended June 30, 2005 Compared with Six Months Ended June 30, 2004

     Revenues from Operations

     Revenues from operations increased to Ps. 2,321.4 million for six-month period ended June 30, 2005 from Ps. 1,842.5 million for the same period in year 2004, an increase of Ps. 478.9 million, or 26%. The number of access lines increased to 529,653 from 388,194, an increase of 36%, and our average revenue per user decreased to Ps. 633.1 from Ps. 680.6.

     Local services. Local service revenues increased to Ps. 1,647.1 million for the six-month period ended June 30, 2005 from Ps. 1,300.1 million for the same period ended in year 2004, an increase of Ps. 347.0 million, or 27%. These increases were primarily due to higher monthly rent and cellular consumption.

     Long distance services. Long distance services revenues increased to Ps.
213.1 million for the six-month period ended June 30, 2005 from Ps. 183.0 million for the same period ended in year 2004, an increase of Ps. 30.1 million, or 16%. This increase was mainly driven by a higher consumption in domestic long distance and offset in part by a price reduction related to special offers.

     Other services. Revenue from other services increased to Ps. 461.2 million in the six-month period ended June 30, 2005 from Ps. 359.4 million for the same period in year 2004, an increase of Ps. 101.7 million, due to increases in both data revenues as well as increased subscriptions for value added services.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 728.3 million for the six-month period ended June 30, 2005 from Ps. 570.2 million registered in the same period in 2004, an increase of Ps. 158.1 million, or 28%. This increase was due primarily to a Ps. 131.1 million increase in our underlying costs related to calling party pays calls, as well as increased long distance costs due to higher consumption levels.

     Gross profit. Gross profit is defined as revenues minus costs of revenues. For the six-month period ended June 30, 2005 the gross profit was Ps. 1,593.1 million, an increase of Ps. 320.8 million, or 25%, compared with the same period in year 2004. Our gross margin remained at 69% of total revenues for the six-month period ended June 30, 2005 when compared to the same period in year 2004.

     Operating expenses. Operating expenses for the six-month period ended June 30, 2005 increased Ps. 170.2 million to Ps. 807.7 million. During the same period in year 2004 this amount was Ps. 637.5 million. This increase was attributable primarily to increases in rents related to long distance links, sales commissions and in the provision of the uncollectible reserves.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 527.4 million for the six-month period ended June 30, 2005 from Ps. 492.6 million for the same period in year 2004, an increase of Ps. 34.7 million, or 7%. This increase in depreciation and amortization reflects the Company's infrastructure growth.

     Operating income (loss). Due to the factors previously described, operating income increased to Ps. 258.0 million for the six-month period ended June 30, 2005 compared to an operating income of Ps. 142.2 million for the same period in year 2004, an increase of Ps. 115.9 million, or 82%.

     Comprehensive financial result. The comprehensive financial result was Ps. (60.8) million for the six month period ended June 30, 2005, compared to a comprehensive financial result of Ps. (137.9) million for the same period in year 2004. The following table illustrates the comprehensive financial results:




       Comprehensive Financial Result Comparison
                                                   Six-month period ended June 30,             % of
       Description                                    2005                 2004               Change
       -------------------------------------- --------------------- -------------------- -----------------
       Interest expense                            Ps.(184.8)            Ps.(136.2)                36%
       Interest income                                   26.3                   9.7               172%
       Foreign exchange gain (loss), net                 81.6                 (30.4)              N/A
       Monetary position gain                            16.1                  19.1               -16%
       ====================================== ===================== ==================== =================
       Total                                       Ps.  (60.8)         Ps. (137.9)                -56%




     Net Income (loss). We registered a net income of Ps. 133.0 million for the six-month period ended June 30, 2005 compared to Ps. 4.2 million recorded in the six-month period ended June 30, 2004.

Three Month Ended June 30, 2005 Compared with Three Month Ended June 30, 2004

     Revenues from Operations

     Revenues from operations increased to Ps. 1,200.1 million for three-month period ended June 30, 2005 from Ps. 935.7 million for the same period in year 2004, an increase of Ps. 264.4 million, or 28%. The average revenue per user decreased to Ps. 636.5 from Ps. 682.8.

     Local services. Local service revenues increased to Ps. 859.5 million for the three-month period ended June 30, 2005 from Ps. 669.8 million for the same period in year 2004, an increase of Ps. 189.8 million, or 28%. These increases were primarily due to higher monthly rent and cellular consumption as a result of a higher number in lines in service.

     Long distance services. Long distance services revenues increased to Ps.
112.0 million for the three-month period ended June 30, 2005 from Ps. 93.5 million for the same period in year 2004, an increase of Ps. 18.6 million, or 20%. This increase is mainly driven by a higher consumption in domestic long distance and is offset in part by a price reduction related to special offers.

     Other services. Revenue from other services increased to Ps. 228.6 million in the three-month period ended June 30, 2005 from Ps. 172.5 million in the same period in 2004, an increase of Ps. 56.1 million, due to the increase in data revenues and value added services.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 375.7 million for the three-month period ended June 30, 2005 from Ps. 288.2 million registered in the same period in year 2004, an increase of Ps. 87.5 million, or 30%. This growth was due primarily to a Ps 77.0 million increase in our underlying costs related to calling party pays calls, as well as increased long distance costs due to higher consumption levels.

     Gross profit. Gross profit is defined as revenues minus costs of revenues. For the three-month period ended June 30, 2005 the gross profit was Ps. 824.5 million, an increase of Ps. 176.9 million, or 27%, compared with the same period in year 2004. Our gross margin remained at 69% of total revenues for the three-month period ended June 30, 2005.

     Operating expenses. Operating expenses for the three-month period ended June 30, 2005 increased Ps. 79.2 million to Ps. 407.5 million. During the same period of year 2004 this amount was Ps. 328.3 million. This increase was attributable primarily to increases in rents, sales and advertising related to current operational levels of the Company.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 264.4 million for the three-month period ended June 30, 2005 from Ps. 251.1 million for the same period in year 2004, an increase of Ps. 13.3 million, or 5%. This increase in depreciation and amortization reflects the Company's infrastructure growth.

     Operating income (loss). Due to the factors previously described, operating income increased to Ps. 152.5 million for the three-month period ended June 30, 2005 compared to an operating income of Ps. 68.2 million for the same period in year 2004, an increase of Ps. 84.4 million or, 124%.

     Comprehensive financial result. The comprehensive financial result was Ps.
13.9 million for the three-month period ended June 30, 2005, compared to a comprehensive financial result of Ps. (101.8) million for the same period in year 2004. The following table illustrates the comprehensive financial results:


       Comprehensive Financial Result Comparison
                                                  Three-month period ended June 30,           % of
       Description                                    2005                 2004              Change
       -------------------------------------- --------------------- -------------------- ---------------
       Interest expense                            Ps. (88.1)             Ps.   (66.4)             32.7%
       Interest income                                    9.4                   4.3               118.6%
       Foreign exchange gain (loss), net                 88.7                 (41.7)              N/A
       Monetary position gain                             3.9                   2                  95.8%
       ====================================== ===================== ==================== ===============
       Total                                        Ps.  13.9                Ps (101.8)           N/A


     The main impact in the comprehensive financial result is the interest payment related to our 11% senior notes due 2013 issued in December 2003 and January 2005. The foreign exchange gain for the three-month period ended June 30, 2005 was positively affected as a result of 4.0% appreciation of the Peso against the US dollar compared to 2.3% depreciation that occurred during the same period in year 2004.

     Net Income (loss). We registered Ps. 118.5 million for the three-month period ended June 30, 2005 compared to Ps. (29.4) million recorded in the three-month period ended June 30, 2004.

Liquidity and Capital Resources

     We have relied primarily on vendor financing, private equity contributions, internal cash from operations, the proceeds from the 11% senior notes due 2013 and bank debt to fund our operations, capital expenditures and working capital requirements. We believe that we will be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, although no assurance can be given in this regard. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable.

     At June 30, 2005, we had cash and cash equivalents of Ps 1,106.1 million compared to cash and cash equivalents of Ps. 862.4 million in the same period in year 2004.

     Net cash provided by (used in) operating activities was Ps. 500.7 million for the six-month period ended June 30, 2005 compared to Ps. 413.3 million recorded in the same period in year 2004. Net cash provided by (used in) operating activities for the three-month period ended June 30, 2005 was Ps.
428.3 million compared to Ps. 310.5 for the same period in year 2004.

     Net cash used in investing activities was Ps. (711.1) million for the six-month period ended June 30, 2005 compared to Ps. (534.2) million recorded in the same period in year 2004. For the three-month period ended June 30, 2005 net cash used in investing activities reached Ps. (338.3) million compared to Ps. (319.9) million registered in the same period in year 2004. These cash flows primarily reflect investments in fixed assets of Ps. 685.8 million and Ps. 510.5 million for the six-month period ended June 30, 2005 and 2004, respectively. For the three-month period ended June 30, 2005 investment in fixed assets reached Ps. 332.9 million, an increase of Ps. 25.7 million compared to the same period in 2004.

     Net cash provided by (used in) financing activities from continuing operations was Ps. 756.7 million and Ps. (95.5) million for the six-month period ended June 30, 2005 and 2004, respectively. For the three-month period ended June 30, 2005, our net cash provided by (used in) financing activities was Ps. (242.5) million compared to Ps. (19.3) million recorded in the same period in year 2004.

     We expect to make additional investments in the future as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and operating facilities.

     Capitalization of preoperating expenses

     We commenced commercial operations in June 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

     Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

     Summary of contractual obligations

     The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.


                                                               Less than                                  More than 5
                                                  Total         1 year       1-3 years      3-5 years        years
                                            --------------    -----------   -----------    -----------    -----------
                                                                  pro forma, payments due by period
                                                                          (US$ in millions)
Contractual obligations:
Debt maturing within one year..........            15.8           15.8            --             --            --
Long-term debt.........................           253.8            --             3.6           0.2          250.0
Operating leases.......................             8.5            3.8            4.5           0.2            --
Total contractual cash obligation......           278.1           19.6            8.1           0.4          250.0
                                            ==============    ===========   ===========    ===========    ===========

---------------------------------------------------------------------------------------------------------------------


US GAAP Reconciliation

     We describe below the principal differences between Mexican GAAP and US GAAP. See Note 14 to the unaudited consolidated financial statements for reconciliation to US GAAP of shareholders' equity and net loss for the period presented.

     Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements and such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

     Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the pre-operating or development stages are deferred and considered as a component of a company's assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders' equity recorded during the developing stage.

     Deferred income tax and employees statutory profit sharing. Under Mexican GAAP deferred income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (TA) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize. Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

     Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

     The changes in the consolidated financial statement balances included in our unaudited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

     Vacations. Under Mexican GAAP, vacation expenses are recognized when taken, rather than in the period when they are earned by an employee, as is required under US GAAP. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earned.

     Severance. Under Mexican GAAP, severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution for pension benefits, in which case, they should be considered as a pension plan. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS No. 112, which requires recognition of certain benefits, including severance, over an employee's service life.

     Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets' acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Recent Accounting Pronouncements

     Financial instruments with characteristics of liabilities, equity, or both

     In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both." Bulletin C-12, is effective for fiscal years beginning after December 31, 2003, although earlier application is permitted. Bulletin C-12 puts together regulations contained in other bulletins related to issuance of complex financial instruments, and adds regulations necessary for a comprehensive resolution of general problems. Therefore, Bulletin C-12 defines the basic differences between liabilities and equity; establishes rules for the classification and valuation of the liability and equity components of combined financial instruments, upon initial recognition; and establishes rules for disclosure of combined financial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, and comparative financial information for prior years should not be restated, nor a cumulative-effect-type adjustment recognized in the year of adoption.

     The Company estimates that the adoption of the new Bulletin C-12 will not have a material effect on its financial position or results of operations.

     Recent accounting pronouncements under US GAAP

     In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006.

     In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement will be effective for the Company for non-monetary asset exchanges occurring on or after January 1, 2006.

Critical Accounting Policies

     Our consolidated financial statements included elsewhere in this report have been prepared in accordance with Mexican GAAP, which differ in significant respects from respects from US GAAP. See note 15 to our condensed consolidated financial statements, included elsewhere in this quarterly report, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

     We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

     Income taxes

     Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

     Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

     Recognition of the effects of inflation

     Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer price Index (NCPI) published by Banco de Mexico (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

     Impairment of long-lived assets

     We evaluate periodically the adjusted values of our property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

     Revenue Recognition

     On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

     (a) there is persuasive evidence of an agreement;

     (b) the delivery was made or the services rendered;

     (c) the sales price to the purchaser is fixed or determinable;

     (d) collection is reasonably assured.

     SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

     One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

     Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at June 30, 2005 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations. On March 29, 2004, the Company entered into two separate derivative transactions denominated "coupon Swap" agreements to hedge a portion of its US dollar foreign exchange exposure resulting from the issuance of our US $175.0 million 11% senior notes that will mature in year 2013. Under the transactions, Axtel will receive semi-annual payments based on the aggregate notional amount of US $113.8 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. $1,270.0 million at an annual rate of 12.30%. Both of these transactions will cease in December 2008. During June of this year, the Company did inter into a two separate derivative transactions, which will cover the remaining portion of its US foreign exchange exposure. The terms and conditions of such transactions are the following: Axtel will receive semi-annual payments based on the aggregate notional amount of US $136.2 million ay an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate pf Ps. 1,480.0 million at an annual rate of 12.26%. Both transactions will mature on December 2008.

     The following table provides information about the details of our option contracts as of June 30, 2004 (in thousands except average strike price):



(Amounts in millions)                                Currencies                      Interest Rates
                                         ----------------------------------- -------------------------------
     Maturity date          Notional        Notional       Amount in new         Axtel         Axtel pays      Estimated
                             amount          amount           currency          receives                       fair value
December 15, 2008          US$ 113.8       Ps. 1,270         US$ 113.8           11.00%          12.30%        US$ (2.4)
December 15, 2008          US$ 136.2       Ps. 1,480         US$ 136.2           11.00%          12.26%         US$(1.5)


     Prior to entering into foreign currency hedging contracts, we evaluate the counterparties' credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

     The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluation in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.



PART II - OTHER INFORMATION



ITEM 1.  LEGAL PROCEEDINGS

     For information relating to our legal proceedings, please see our Registration Statement on Form F-4 (Reg. No. 333-123608). There have been no material changes in our legal proceedings from that described in the Registration Statement, except for the Metronet Disputes, which have the following developments:

     In October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against us in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that we wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately US$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against us. Then, on appeal, the State Superior Court of Appeals ruled in our favor, releasing us of any liability and responsibility on the grounds that such letter of intent itself did not constitute a binding final agreement but a promise to enter a future contract. On November 12, 2004, Metronet requested constitutional review challenging such State Superior Court's decision. On May 27, 2005, the Federal 3rd Circuit Court for Civil Matters (4th Circuit) ruled that the State Superior Court wrongly considered that the letter of intent entered by Metronet and us is not a final binding agreement. The Federal 3rd Circuit Court for Civil Matters ordered the State Superior Court to issue a judgment in accordance to the following: (i) the letter of intent is a final binding agreement, and (ii) all issues raised by us on appeal and the trial shall be reviewed once again along with all evidence related with this case. Thereafter the State Superior Court shall freely determine if the services referred by Metronet in its action were effectively provided to us and if applicable, if they were provided pursuant to such letter of intent.


ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Not applicable.

ITEM 5.  OTHER INFORMATION

         Not applicable.

ITEM 6.  EXHIBITS AND REPORTS

         Not applicable.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Axtel, S.A. de C.V.

                                By: /s/ Patricio Jimenez Barrera
                                    ---------------------------------
                                    Patricio Jimenez Barrera
                                   Chief Financial Officer

Date:  August 15, 2005